tiro

Brian Carroll
brian@tirotest.org

Elliott Goodman
elliott@tirotest.org

The Problem tiro is Solving

Giving feedback is arguably the most important activity that teachers can do to help students learn. When feedback is immediate, targeted, and actionable, it helps students achieve their maximum potential.

But **most teachers don't have the time** and resources to regularly create valuable feedback for each student. As a result, they have to make a big decision everyday - **do I spend my time preparing quality lessons or giving each student individualized feedback?** Teachers must have a lesson for class so feedback almost always falls by the wayside.

Introducing tiro

tiro breaks down test feedback into descriptions of skills and knowledge, so students can see points of pride and focus on exactly what areas they need to address.

Introducing tiro



For teachers,

saving time

to create better assessments and plan richer lessons.



For students,

clear feedback

to understand strengths and weaknesses beyond a grade.

Pop Quiz!

Complete the sentence:

tiro helps teachers by

(A) providing clear, stat-based feedback on tests.

(B) giving students useful, targeted info.

(C) answering teachers' question: "What do I teach tomorrow?"

(D) All of the above!

Who We Are



Brian Carroll
Co-Founder



Elliott Goodman
Co-Founder



Greg Thompson
Full Stack Engineer



Lihan Yao
Machine Learning



Tollevin Williams
Product Designer



Yuki Falcon
Full Stack Engineer

Our Advisory Board



Dr. ZhaoHong Han

- Chair, Department of Arts & Humanities
- Teachers College



Dr. James Purpura

- Professor, Language Assessment
- Teachers College



Phillip Goodman

- Director of Strategy
- AMS, SaaS for Energy Markets



Dr. David Moguel

- Director, Teacher Preparation
- CSU, Northridge



Jared Cohen

- Tech Advisor
- formerly OpenFin, Kickstarter

U.S. Market Opportunity


TAM
All Educators
$15 billion
SAM
MS + HS
Graduate Schools of Ed.
$5 billion
SOM
Urban
$4.1 billion
52.4 million students
17.3 million students
14.5 million students

As a Benefit Corp, we measure success

by GMV and revenue,

by the number of people we help, and

by how their learning improves over time.

The Market


Statistically Validated
No Proven Validation
Polls and Quizzes
Learning-Oriented Experiences
qualtrics XM
SurveyMonkey
SAT
CollegeBoard
AP
CollegeBoard Advanced Placement Program
tiro
★ Performance Assessment
★ Portfolios
plickers
clickers, simplified
schoology
socrative
by MasteryConnect
Kahoot!
Quizizz
Learnosity
formative
Classroom Tests

Customer Acquisition



Meet a Tiro Teacher!

Most MS/HS teachers in the US...

- 65% Female
- 55% 30-40 y.o.
- $56k salary
- 65% urban or suburban

- Empathetic, helpful
- Interested in their subject matter
- Values community
- Spends money on P.D. and personal trips

- Trying to grade less, build relationships more
- Know *what* to teach to *who* and *when*
- Focus effort, help students celebrate, and save time
- Find new tools through word-of-mouth, at Professional Development

Customer Acquisition


50 Cold Calls to Schools of Education and Districts
10 Follow-Up Leads
5 PD Workshops (25-50 Ts attending)
5-10 School Evangelists
1 School or District Purchase

We will offer and conduct workshops for teachers to earn additional "salary points."

For free, teachers learn how to assess smarter, focus their energy, and save time.

Trainer Salary + Travel = $5k/mo

CAC = $3k-6k

School/District Contract Value = $50k+/yr

Revenue Structure

Feature / User	Tiro Web Access	Professional Development Trainings	Consulting & Product Support	Advanced Statistics (Rasch, Factor)
Teacher	free	free	free	$5,000 / analysis
School	$10 / student	$100 / teacher	$1,000 / day	$5,000 / analysis
District	$10 / student	$150 / teacher	$2,000 / day	$10,000 / analysis
Higher Education	$30 / student	$200 / teacher	$3,000 / day	$10,000 / analysis

Traction

tiro Workshop Attendees

- 200+ Teachers in NYC

User Testers

- Past: 3 MS + HS Teachers
- Fall 2020: Building cohort of 50 Founding tiro Teachers

College/University

- 2 Profs, Educational Measurement
- 2 Profs, Curriculum & Instruction
- 10 Doctoral Candidates in Education

What They've Said

"This is exactly what classroom teachers need." - Ph.D. in TESOL Assessment

"Wow! I can actually see why Melissa's grades have been dropping." - Teacher in MD

"This is so much easier to read than what my district forces me to use." - Teacher in NJ

Partner with us

wefunder.com/tiro

What's Next?

Stand-alone MVP

2 Hires

Marketing to 1% of SOM

Teachers in 10 Districts by December

The Future



tiro
SAT
PARCC
AP
CollegeBoard
ib

Appendix: Market Details



TAM
All Educators
5.24mm customers
SAM
MS + HS
Schools of Ed.
1.74mm
SOM
Urban
1.34mm

52.4 million students

Teachers

3,850,100	K-12 Public
420,880	K-12 Private
219,200	K-12 Student Teachers
624,962	Post Secondary Instructors

Principals

114,330	K-12 Public & Private
13,160	K-12 Principals-in-Training

Organizations

132,853	K-12 Schools
13,584	K-12 School Districts

17.3 million students

1,553,400	7-12 Teachers
32,000	7-12 Principals
69,708	7-12 Ts + Ps-in-Training
82,500	Instructors, Education Sch'ls

14.5 million students

1,196,118	7-12 Teachers (Urban)
23,400	7-12 Principals (Urban)
52,281	7-12 Ts + Ps-in-Training (Ur)
63,400	Instructors, Ed. Sch'ls (Urban)